Exhibit 22

Senior Notes, Issuers and Guarantors

Registered Senior Notes Issued Under	Issuer	Guarantors
Indenture, dated as of October 22, 2007	Covidien International Finance S.A.	Covidien Ltd., Covidien plc, Medtronic plc and Medtronic Global Holdings, S.C.A.
Indenture, dated as of March 12, 2009	Medtronic, Inc.	Medtronic plc and Medtronic Global Holdings, S.C.A.
Indenture, dated as of December 10, 2014	Medtronic, Inc.	Medtronic plc and Medtronic Global Holdings S.C.A.
Senior Indenture, dated as of March 28, 2017	Medtronic Global Holdings S.C.A.	Medtronic plc and Medtronic, Inc.